CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$1,000,000	$55.80

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated February 10, 2009, and the Prospectus	Registration No. 333-145845
Supplement dated February 10, 2009)	August 25, 2009

BARCLAYS

US$1,000,000

FIXED RATE CALLABLE RANGE ACCRUAL NOTES DUE SEPTEMBER 2024

Principal Amount:	US$1,000,000	**Issuer:**	Barclays Bank PLC (Rated AA–/Aa3) *
Issue Price:	Variable Price Re-Offer	**Series:**	Medium-Term Notes, Series A
Principal Protection Percentage:	100%	**Original Issue Date:**	September 10, 2009
Original Trade Date:	August 25, 2009	**Maturity Date:**	September 10, 2024, subject to Redemption at the Option of the Company (as set forth below).
CUSIP:	06739JTK9	**Denominations:**	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
ISIN:	US06739JTK96		
Business Day:	☒ New York ☐ London ☐ Euro ☐ Other (________________)	**Business Day Convention:**	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted

Interest Rate Type (see Interest Rate Formula below):

☐ Fixed Rate
☐ Regular Floating Rate
☐ Inverse Floating Rate (see page S-39 of the prospectus supplement for a description of inverse floating rate Notes)
☒ Other (see description in this pricing supplement)

Day Count Convention (or Fraction):

☐ Actual/360
☒ 30/360
☐ Actual/Actual
☐ Actual/365
☐ NL/365
☐ 30/365
☐ Actual/366
☐ Actual/252 or Business Days/252

Reference Asset/Reference Rate:

☐ CD Rate
☐ CMS Rate
☐ CMT Rate (Reuters Screen FRBCMT Page)
☐ Commercial Paper Rate
☐ Eleventh District Cost of Funds Rate
☐ Federal Funds (Effective) Rate
☐ Federal Funds (Open) Rate
☐ EURIBOR
☒ LIBOR
Designated LIBOR Page: Reuters: LIBOR01
☐ Prime Rate
☐ Treasury Rate
☐ Consumer Price Index (the "CPI")
Reference Month: ___________
☐ Other (see description in this free writing prospectus)

Index Maturity:	6-Month	**Maximum Interest Rate:**	For any Interest Period, the Inside Range Rate specified for that Interest Period under "Range Rates" below.
Spread:	Not Applicable		
Multiplier:	Not Applicable	**Minimum Interest Rate:**	For any Interest Period, the Outside Range Rate specified for that Interest Period under "Range Rates" below.
Initial Interest Rate:	Not Applicable		

Interest Rate Formula: For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the sum of:

(a) the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor; and

(b) the product of (1) the applicable Outside Range Rate and (2) one minus the applicable Accrual Factor.

* For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see "Program Credit Rating" below.

Accrual Factor: For any Interest Period, the number of calendar days in that Interest Period on which the value of the Reference Rate observed on that day is within the applicable Range—that is, above the applicable Lower Barrier and at or below the applicable Upper Barrier—divided by the total number of calendar days in that Interest Period. Notwithstanding anything else to the contrary, the Reference Rate on any calendar day in an Interest Period that is not a Business Day will equal the Reference Rate observed on the immediately preceding Business Day. Rate Cut-Off: For any Interest Period, the Reference Rate for any day from and including the fifth Business Day prior to the related Interest Payment Date will equal the Reference Rate observed on such fifth Business Day prior to that Interest Payment Date. Inside Range Rates and Outside Range Rates: For Interest Periods commencing on or after: Inside Range Rate (per annum) Outside Range Rate (per annum) September 10, 2009 7.00% 0.00% September 10, 2012 10.00% 0.00% Ranges: For Interest Periods commencing on or after: Lower Barrier Upper Barrier September 10, 2009 0.00% 7.00% Interest Payment Dates: ☐ Monthly, ☒ Quarterly, ☐ Semi-Annually, ☐ Annually, payable in arrears on 10th of each March, June, September, December, commencing on December 10, 2009 and ending on the Maturity Date or the Early Redemption Date, if applicable. Interest Period: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date. Redemption at the Option of the Company: We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on December 10, 2009, provided we give at least 5 business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”. Redemption Price: If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date. Settlement: DTC; Book-entry; Transferable. Listing: The Notes will not be listed on any U.S. securities exchange or quotation system. Calculation Agent: Barclays Bank PLC Price to Public (1) Agent’s Commission (2) Proceeds to Barclays Bank PLC Per Note 100.00% 2.00% 98.00% Total $1,000,000 $20,000 $980,000 (1) Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par. (2) Barclays Capital Inc. will receive commissions from the Issuer equal to 2.00% of the principal amount of the notes, or $20 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that the Issuer receives. See “Selected Risk Factors” in this pricing supplement and “Risk Factors” beginning on page S-5 of the prospectus supplement for a description of risks relating to an investment in the Notes. The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense. We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction. The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement, the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus, prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any related free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital Inc., 200 Park Avenue—Attn: US InvSol Support, New York, NY 10166.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA— by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA— rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate. Instead, the amount of interest payable on the Notes for any Interest Period to which the Interest Rate Formula applies is dependent on whether, and the extent to which, the Reference Rate is within the applicable Range—above the applicable Lower Barrier and at or below the Upper Barrier—during a given Interest Period. For each calendar day in an Interest Period on which the Reference Rate is within the Range relevant to that Interest Period, the applicable Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the relevant Range, the Outside Range Rate will accrue.

As a result, if the Reference Rate is outside the applicable Range on one or more calendar days during an Interest Period, then the interest rate for that Interest Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the applicable Range. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Interest Period. If the Reference Rate is outside the applicable Range on every calendar day in an Interest Period, then you will receive no interest payment on the related Interest Payment Date. If the Reference Rate is outside the applicable Range on every calendar day in every Interest Period throughout the term of the Notes, then you will receive no interest payments on your Notes throughout their term.

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date (or Early Redemption Date, if applicable), regardless of the performance of the Reference Rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

PS–1

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PS–2

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each calendar day during an Interest Period, a value for the Reference Rate is determined, and that value is then evaluated relative to the Range applicable to that Interest Period (that is, whether the Reference Rate on that day is above the applicable Lower Barrier and at or below the Upper Barrier). Under the Interest Rate Formula, the amount of interest payable on the Notes for any Interest Period to which the Interest Rate Formula applies is dependent on the Accrual Factor. The Accrual Factor for any Interest Period is a fraction, where the numerator reflects the number of calendar days in that Interest Period on which the Reference Rate is within the applicable Range during that Interest Period, and the denominator reflects the total number of calendar days in that Interest Period.

Step 2: Calculate the annual interest rate for each Interest Payment Date.

For each calendar day in an Interest Period on which the Reference Rate is within the Range relevant to that Interest Period, the applicable Inside Range Rate will accrue; conversely, for each calendar day in an Interest Period on which the Reference Rate is outside the relevant Range, the Outside Range Rate will accrue.

Stated mathematically, the interest rate per annum for any Interest Period to which the Interest Rate Formula applies will be equal to the sum of:

(a) the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor, and

(b) the product of (1) the applicable Outside Range Rate and (2) one minus the applicable Accrual Factor.

The maximum possible per annum interest rate for any Interest Period to which the Interest Rate Formula applies is the Inside Range Rate for that Interest Period, and the actual interest rate per annum for any Interest Period will decrease in proportion to the number of calendar days in the Interest Period that the Reference Rate is outside the applicable Range, and could potentially be zero. See “Selected Risk Factors—Reference Rate / Interest Payment Risk”.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under different Accrual Factor scenarios. These examples are based on the initial Inside Range Rate of 7.00% and the initial Outside Range Rate is 0.00%. The Notes will have quarterly Interest Payment Dates, and the interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360).

PS–3

The values and assumptions relating to the Reference Rate have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the Reference Rate. Numbers in the table below have been rounded for ease of analysis.

Inside Range Rate	Number of calendar days on which the Reference Rate was within the Range	Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Interest Payment Amount (per $1,000 Note)[3]
7.00%	90	100.00%	7.000%	1.750%	$17.50
7.00%	60	66.67%	4.667%	1.167%	$11.67
7.00%	30	33.33%	2.333%	0.583%	$5.83
7.00%	0	0.00%	0.000%	0.000%	$0.00

1.	The interest rate per annum is equal to the sum of (a) the product of (1) the applicable Inside Range Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the applicable Outside Range Rate and (2) one minus the applicable Accrual Factor. The Outside Range Rate is equal to 0.00%. As a result, the interest rate per annum is simply equal to the Inside Range Rate times the Accrual Factor, and no interest will accrue for any days during the Interest Period on which the Reference Rate was outside the Range.
2.	Effective interest rate equals the interest rate per annum multiplied by the day count fraction (90/360).
3.	Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If the value of the Reference Rate is within the applicable Range on every calendar day in the relevant Interest Period, the related Accrual Factor would equal 100%, or 1.0. In this case, the Inside Range Rate of 7.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to the Inside Range Rate of 7.00%, the maximum per annum interest rate for that Interest Period, and you would receive an interest payment of $17.50 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 7.000% x (90/360) = 1.75%

Interest Payment = $1,000 x 1.75% = $17.50

Example 2: If the value of the Reference Rate is outside the applicable Range on every calendar day in the relevant Interest Period, the related Accrual Factor would equal 0%, or 0.0. In this case, the Outside Range Rate of 0.00% would accrue for every day in the Interest Period. As a result, the per annum interest rate for that Interest Period would be equal to 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If the value of the Reference Rate is within the applicable Range on 33.33% of the calendar days in the relevant Interest Period, but outside the Range on the other 66.67% of the relevant calendar days, the related Accrual Factor would equal 33.33%, or 0.3333. In this case, the Inside Range Rate of 7.00% would accrue for 33.33% of the days in that Interest Period, while the Outside Range Rate of 0.00% would accrue for the remaining 66.67% of the days in that Interest Period. As a result, the per annum interest rate for that Interest Period would be 2.333%, calculated in accordance with the Interest Rate Formula as follows:

Per Annum Interest Rate = (7.00% x 0.3333) + (0.00% x [1 – 0.3333]) = 2.333%

Based on the per annum interest rate for the relevant Interest Period determined per the above, you would receive an interest payment of $5.83 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.333% x (90/360) = 0.583%

Interest Payment = $1,000 x 0.583% = $5.83

PS–4

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes in such taxable year. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. For example, it is possible that the Notes could be treated as “variable rate debt instruments” that are issued with OID for federal income tax purposes. In this case, you could be required to report income in certain years in excess of the interest received on the Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this related pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PS–5

US$1,000,000

BARCLAYS BANK PLC

FIXED RATE CALLABLE RANGE ACCRUAL NOTES DUE SEPTEMBER 2024

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED FEBRUARY 10, 2009)